UVIC INC.

2235 E. Flamingo Rd., #100G

Las Vegas, NV 89119

June 15, 2015

Ms. Ji Shin

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Uvic Inc.

       Registration Statement on Form S-1

       Filed May 8, 2015

       File No. 333-203997

Dear Ms. Ji Shin,

Uvic Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated June 3, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on May 8, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. In your response letter, please provide a detailed analysis of whether you believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. In particular, we note that your only asset consists of cash. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Our response: We do not believe that Uvic Inc. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Uvic Inc. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Uvic Inc. has devoted a significant amount of time to the development of its business and has started its initial business operations. In furtherance of the planned business, Uvic Inc. investigated the market demand for the web catalog and signed the Service Agreement, dated February 24, 2015. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Prospectus Summary, page 3

2. We note reference in the summary to the Service Agreement. Please discuss the nature and material terms of this agreement here and in your Management’s Discussion and business section.

Our response: We have discussed the nature and materials terms of the Service Agreement in Prospectus Summary, Management’s Discussion and Business section.

The Offering, page 4

3. Given that this is a best-efforts, no minimum offering, please revise the gross proceeds line item to provide a range of possible proceeds to the company in the event that 10%, 25%, 50% and 100% of the securities being offered are sold.

Our response: We have revised the gross proceeds line item to provide a range of possible proceeds to the company in the event that 10%, 25%, 50% and 100% of the securities being offered are sold.

Risk Factors

“We are solely dependent upon the funds…,” page 6

4. Please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Our response: We have stated the minimum period of time that we will be able to conduct planned operations using currently-available capital resources.

“Our executive officers do not reside…,” page 9

5. Please revise the caption to this risk factor to identify a risk to stockholders.

Our response: We have revised the caption to the risk factor to identify a risk to stockholders.

“As an ‘emerging growth company’ under the JOBS Act, we are permitted…,” page 9

6. Please revise the caption to this risk factor to identify a risk to stockholders. Also state that your election to take advantage of the extended transition periods for complying with new or revised accounting standards is irrevocable.

Our response: We have revised the caption to the risk factor to identify a risk to stockholders. We have stated that our election to take advantage of the extended transition periods for complying with new or revised accounting standards is irrevocable.

Use of Proceeds, page 13

7. Please revise to provide a range of possible outcomes that include scenarios in the event that 10% and 25% of the securities being offered are sold. This comment also applies to the Dilution disclosure on page 14 and the Estimated Expenses disclosure on page 19.

Our response: We have revised the Use of Proceeds to provide a range of possible outcomes that include scenarios in the event that 10% and 25% of the securities being offered are sold. We have also revised the Dilution disclosure and the Estimated Expenses disclosure.

Management’s Discussion and Analysis or Plan of Operation, page 14

8. We note your statement on page 15 that you have generated no revenue to date. You state elsewhere, however, that you have generated $1,307 in revenue to date. Please revise to resolve this discrepancy.

Our response: We have revised and resolved the discrepancy regarding the statement that we have generated no revenue to date.

Plan of Operation, page 16

9. Please provide a more detailed and granular discussion of each of your planned activities for the next 12 months and disclose what activities will be achievable at 10% and 25% subscription levels. Explain your plans for generating revenue and provide an estimated timeline of when you expect to generate revenue. Also disclose the challenges you anticipate in implementing your business plan.

Our response: We have provided more detailed discussion of each of our planned activities for the next 12 months and disclosed what activities will be achievable at 10% and 25% subscription levels. We have explained our plans for generating revenue and provided an estimated timeline of when we expect to generate revenue. We have disclosed the challenges we anticipate in implementing our business plan.

Description of Business, page 20

10. If true, please revise to state clearly that you have not yet developed the technology to support your proposed business and do not yet offer any of the proposed services.

Our response: We have revised to state clearly that we have not yet developed the technology to support our proposed business and do not yet offer any of the proposed services.

We have added the following statement:

We have not yet developed our web catalog. We only have created the concept and have been developing the programming code and web design for our web site. We have just signed one Service Agreement.

Directors, Executive Officers, Promoter and Control Persons

Director Independence, page 24

11. Please revise to avoid the implication that your common stock will be listed on the NASDAQ Global Market or that you will be subject to the NASDAQ rules.

Our response: We have revised the Directors Independence section to avoid the implication that our common stock will be listed on the NASDAQ Global Market or that we will be subject to the NASDAQ rules.

Security Ownership of Certain Beneficial Owners and Management, page 26

12. Please revise the beneficial ownership table to add a column to disclose the percent of the class beneficially owned. See Item 403 of Regulation S-K.

Our response: We have revised the beneficial ownership table to add a column to disclose the percent of the class beneficially owned

Report of Independent Registered Public Accounting Firm, page F-2

13. Please explain why you selected an auditor who is located in New Delhi, India while your principal executive offices are located in Las Vegas, Nevada. Furthermore, please provide an explanation of how your auditor was able to perform the audit engagement in accordance with PCAOB standards given these differing locations.

Our response: Our attorney at law Adam S. Tracy, Esq. from Securities Compliance Group, Ltd has referred us to the independent registered public accounting firm AJSH & Co. (New Delhi, India). The firm is the member of Public Company Accounting Oversight Board (PCAOB) and able to perform the audit engagement in accordance with PCAOB standards.

14. We note that the Report refers to financial statements for the periods beginning from an inception date of August 23, 2013; however, the inception date stated in your audited financial statements and the date of your incorporation is August 21, 2013. Please amend to include a revised Report, which refers to the appropriate financial statement periods. Refer to Rule 2-02(a) of Regulation S-X. Likewise, please amend your filing to include Exhibit 23.1 as revised with similar corrections.

Our response: We have included the revised Report, which refers to the appropriate financial statement periods. We have amended our filing to include Exhibit 23.1 as revised with required corrections.

Part II Information Not Required in the Prospectus

Item 16. Exhibits, page II-2

15. Please file the form of any subscription agreement that you intend to use in connection with this offering as an exhibit to the registration statement.

Our response: We have filed the form of subscription agreement that we intend to use in connection with this offering as an Exhibit 99.1 to the registration statement.

16. Please tell us what consideration you gave to filing as exhibits your office lease agreement and the agreement with a freelance web designer as disclosed on page 17. See item 601(b)(10) of Regulation S-K.

Our response: We have filed our office lease agreement as an Exhibit 10.2 and the agreement with a freelance web designer as an Exhibit 10.3.

Exhibit 5.1

17. Please delete the statement that the “opinion does not address or relate to any specific state securities laws.” This statement is incorrect as counsel opines on the laws of the State of Nevada. Refer to Section II.B.3.c Staff Legal Bulletin 19.

Our response: We have updated the legal opinion from our attorney at law with required corrections.

Please direct any further comments or questions you may have to the company at uvicinc@gmail.com

Thank you.

Sincerely,

/S/ Iuldashkhan Umurzakov

Iuldashkhan Umurzakov, President